John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
2041 West 141st Terrace, Suite 119
Leawood, KS 66224
Phone: 913.660.0778 Fax: 913.660.9157
john.lively@1940actlawgroup.com

March 30, 2012 Ms. Karen Rossotto U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: The PFS Funds (the “Trust”) (File Nos. 811-09781 and 333-94671)

Dear Ms. Rossotto:

     On January 13, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 35 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 35 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purpose of adding one new series to the Trust – the Rocky Peak Small Cap Value Fund (the “Fund”).

     Recently, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Summary Section – Principal Investment Strategies of the Fund

1. Comment: The Fund’s fee table indicates that 0.02% of its total operating expenses will be attributable to the expenses associated with investments in other investment companies. However, the principal investment strategies do not indicate that the Fund may make such investments. If the Fund will invest in other investment companies, please add disclosure to this effect to the principal investment strategies and principal risks disclosures of the Fund. If not, please explain in your correspondence letter the reason for the 0.02% of total operating expenses.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 30, 2012

    Response: The 0.02% is related to money market funds. The Trust has added disclosure regarding the “cash investment risk” associated with the Fund.

Summary Section – Payments to Broker-Dealers and Financial Intermediaries

2. Comment: If shares of the Fund may be purchased through a bank, please add disclosure that the Fund is not FDIC insured.

    Response: It is not anticipated that the Fund will be made available through a bank and, as such, the Trust has not added such disclosure.

Shareholder Information – Pricing of Fund Shares

3. Comment: If the Fund may invest in foreign securities, please add disclosure that those securities may trade on weekends or other days when the Fund does not price its shares.

    Response: It is not anticipated that the Fund will invest in foreign securities and the referenced to foreign securities has been removed from the prospectus under Pricing of Fund Shares.

Privacy Notice

4. Comment: Please delete the statement following the Privacy Notice that says “The Fund’s Privacy Notice is not part of the prospectus.”

    Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Additional Information About Fund Investments and Risk Considerations

5. Comment: Regarding item E (corporate debt securities), please confirm if the Fund invests in high yield debt securities and whether the paragraph below on fixed income securities that discusses high-yield bonds is applicable to corporate debt securities as well. Please also add a reference to “junk bonds” in the high-yield bond discussion.

    Response: The Trust has revised the disclosure to add the terminology “junk bonds” as you have requested.

Investment Limitations

6. Comment: Investment limitation 6 provides that “[t]he Fund may not make loans to others, except as permitted under the 1940 Act, and as interpreted or modified by regulatory authority having jurisdiction, from time to time.” Please describe in the SAI what is permitted under the 1940 Act in terms of Fund loans.

    Response: The Trust has revised the disclosure as you have requested.

Ms. Karen Rossotto U.S. Securities and Exchange Commission March 30, 2012

* * *

The Trust acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively

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